UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

	[X]	Merger

	[ ]	Liquidation

	[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

	[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Sanford C. Bernstein Fund II, Inc. (the “Fund”)

3.	Securities and Exchange Commission File No.: 811-21034

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

	[X]	Initial Application [ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

66 Hudson Boulevard East, 28th Floor
New York, New York 10001

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Chandler H. Marshall
Seward & Kissel LLP
1901 L Street, NW
Suite 700
Washington, D.C. 20036
(202)737-8833

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 3la-2 under the Act [17 CFR 270.3la-1, .31a-2]:

AllianceBernstein L.P. (records relating to its function as investment adviser to the Fund)
501 Commerce Street
Nashville, TN 37203
(212) 969-1000

AllianceBernstein L.P. (records relating to its function as investment adviser to the Fund)
66 Hudson Boulevard East, 28th Floor
New York, NY 10001
(212) 969-1000

State Street Bank and Trust Company, State Street Corporation (records relating to its function as transfer agent for the Fund)
One Congress Street, Suite 1
Boston, MA 021140
(617) 985-0268

AllianceBernstein Investor Services, Inc. (records relating to its function as transfer agent for the Fund)
P.O. Box 786003
San Antonio, TX 78278-6003
(800) 221-5672

8.	Classification of fund (check only one):

	[X]	Management company;

	[ ]	Unit investment trust; or

	[ ]	Face-amount certificate company

9.	Subclassification if the fund is a management company (check only one):

	[X]	Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

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11.		Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

AllianceBernstein L.P.
501 Commerce Street
Nashville, TN 37203

12.		Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Sanford C. Bernstein & Co., LLC
66 Hudson Boulevard East, 28th Floor
New York, NY 10001

13.		If the fund is a unit investment trust (“UIT”) provide:

	(a)	Depositor’s name(s) and address(es): N/A

	(b)	Trustee’s name(s) and address(es): N/A

14.		Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

	[ ]	Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-____

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place:

May 8, 2025

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

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The Merger did not require approval by the Fund’s shareholders pursuant to Rule 17a-8 of the Investment Company Act of 1940, as amended, the applicable laws of Maryland, and the Fund’s governing documents.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions:

November 7, 2025

(b) Were the distributions made on the basis of net assets?

[X]Yes [ ] No

(c) Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes [ ] No

If No,

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	(a)	How many shareholders does the fund have as of the date this form is filed?

	(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[ ] Yes [X] No

If Yes,

	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

	(b)	Why has the fund retained the remaining assets?

	(c)	Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No

If Yes,

	(a)	Describe the type and amount of each debt or other liability:

	(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

	i.	Legal expenses: $210,000

	ii.	Accounting expenses: $16,000

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iii.	Other expenses (list and identify separately):

25,000 Printing expenses

iv.	Total expenses (sum of lines (i)-(iii) above): $251,000

(b)	How were those expenses allocated?

The expenses were allocated to each of the Fund and AB Active ETFs, Inc. – AB Core Bond ETF (the “Acquiring Fund”).

(c)	Who paid those expenses?

Expenses related to the Acquiring Fund were borne by AllianceBernstein L.P. (the “Adviser”) pursuant to the unitary fee structure. Expenses related to the Fund were borne by the Adviser pursuant to the expense limitation agreement.

(d)	How did the fund pay for unamortized expenses (if any)?

N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

AB Core Bond ETF, a series of AB Active ETFs, Inc.

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(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-23799

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

A Form of Agreement and Plan of Acquisition and Termination was filed with the Commission as Exhibit A to the Registration Statement on Form N-14, File No. 333-288493, on July 2, 2025.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form: N/A

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VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Sanford C. Bernstein Fund II, Inc., (ii) he is the Assistant Secretary of Sanford C. Bernstein Fund II, Inc., and (iii) all actions by stockholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

(Signature)

/s/ Stephen J. Laffey
Stephen J. Laffey
Assistant Secretary

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